UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated August 7, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 7, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SOLID SALES IN JULY FOR JAGUAR LAND ROVER

	July	% change YOY	Apr – July	% increase YOY
Jaguar Land Rover	46,074	3.6%	183,537	3.6%
Jaguar	12,964	(1.8)%	54,230	20.5%
Land Rover	33,110	5.8%	129,307	(2.2)%

August 7, 2017, Mumbai: Retail sales for Jaguar Land Rover totalled 46,074 vehicles in July, up 3.6% on July 2016 with higher sales of the Jaguar XF, continuing solid sales of F-PACE, Discovery Sport and Range Rover as well as the sales ramp up of the all-new Discovery, now on sale in North America and China, and the introduction of the new Range Rover Velar this month.

Retail sales in July were up 34.4% year-on-year in China reflecting the introduction of the long wheel base Jaguar XFL as well as strong sales of F-PACE, Discovery Sport, Range Rover Sport and Evoque. Retail sales were down in the UK (1.0%), North America (2.7%), Europe (5.7%), and Overseas markets (6.1%).

Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: “July has been another successful month for Jaguar Land Rover, particularly in China, where we reinforced our commitment to the market by opening our new engine plant in Changshu on 21 July.”

“Year on year, we have seen an increase in sales for Land Rover, led by continuing strong sales of the Discovery Sport and Range Rover. The new Range Rover Velar has already reached customers in the UK and Europe and we anticipate continued strength of sales as Velar continues to go on sale around the world.”

Jaguar retail sales reached 12,964 vehicles in July, down 1.8% on July 2016 as the introduction of the Jaguar XFL and solid sales of F-PACE were offset by lower sales of XE. Land Rover retailed 33,110 vehicles in July, up 5.8% year on year, reflecting the sales ramp up of the all-new Discovery and continuing strong sales of Discovery Sport and Range Rover as well as the introduction of the new Range Rover Velar.

ENDS.

Notes to editors:

•	Jaguar Land Rover is investing in excess of £4 billion annually to extend its model range and manufacturing footprint, including the investment in a new plant in Slovakia and recently launched models including the new Discovery, Range Rover Velar and the Jaguar XF Sportbrake as well as forthcoming models including Jaguar’s new compact performance SUV the E-PACE.

•	Over the past seven years, Jaguar Land Rover has more than doubled sales, employment and revenue and invested more than £16 billion in new product creation and capital expenditure

•	Jaguar Land Rover is one of the UK’s largest exporters and almost 80% of its revenue from exports

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Andrew Marsh

M: +44 (0) 7880 043 184

E: amarsh1@jaguarlandrover.com

Lydia Heynes

M: +44 (0) 7823 374 306

E: lheynes@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.